Exhibit 99.14

Disclosure of Transactions in Own Shares

Paris, January 29, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 22 to January 26, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22/01/2024	255,996	58.081121	14,868,534.65	XPAR
22/01/2024	189,999	57.973344	11,014,877.39	CEUX
22/01/2024	35,000	57.993578	2,029,775.23	TQEX
22/01/2024	35,000	57.990955	2,029,683.43	AQEU
23/01/2024	283,134	58.090959	16,447,525.59	XPAR
23/01/2024	186,000	58.005409	10,789,006.07	CEUX
23/01/2024	27,500	58.014368	1,595,395.12	TQEX
23/01/2024	20,000	58.025797	1,160,515.94	AQEU
24/01/2024	406,291	58.608728	23,812,198.71	XPAR
24/01/2024	70,000	58.541931	4,097,935.17	CEUX
24/01/2024	17,000	58.575504	995,783.57	TQEX
24/01/2024	17,000	58.574962	995,774.35	AQEU
25/01/2024	209,424	59.184007	12,394,551.48	XPAR
25/01/2024	220,000	59.050688	12,991,151.36	CEUX
25/01/2024	53,000	59.056713	3,130,005.79	TQEX
25/01/2024	24,000	59.121299	1,418,911.18	AQEU
26/01/2024	260,539	59.948818	15,619,005.09	XPAR
26/01/2024	160,000	59.898966	9,583,834.56	CEUX
26/01/2024	40,000	59.908127	2,396,325.08	TQEX
26/01/2024	40,000	59.901843	2,396,073.72	AQEU
Total	2,549,883	58.734798	149,766,863.47

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l  ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).